EXHIBIT 21

LUFKIN INDUSTRIES, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Name Under Which such Subsidiary Does Business
Lufkin Industries Canada, Ltd.	Canada	Same
Lufkin Argentina, S.A.	Argentina	Same
Lufkin France, S.A.S.	France	Same
Lufkin Middle East	Egypt	Same
Lufkin & Partners	Oman	Same
P.T. Lufkin Indonesia	Indonesia	Same